FIXED INCOME INVESTMENT POLICY COMMITTEE

The Fixed Income Investment Policy Committee ("FIIPC"— nine members, average tenure at Dodge & Cox of 14 years) oversees investment strategy for the Income Fund, monitoring implementation of that strategy, and overseeing the research process.

The biographies of the members of the FIIPC are as follows:

Anthony J. Brekke, Vice President – Mr. Brekke received his B.A. degree from the University of Iowa in 1997 and his M.B.A. degree from the Haas School of Business at the University of California, Berkeley in 2003. Prior to entering the Haas School, he worked for four years as an auditor with the National Futures Association. He joined Dodge & Cox in 2003. Mr. Brekke is a shareholder of the firm and a CFA® charterholder.

James H. Dignan, Vice President – Mr. Dignan graduated from Columbia University in 1991. He received an M.A. in Economics from New York University in 1994 and his M.B.A. from Northwestern’s J.L. Kellogg Graduate School of Management in 1996. Prior to joining Dodge & Cox in 1999, he worked in portfolio management for Fannie Mae. Mr. Dignan is a shareholder of the firm and holds the CFA designation.

Thomas S. Dugan, Vice President – Mr. Dugan graduated from Brown University in 1987 with a B.A. and received his M.B.A. from the University of California at Berkeley in 1992. Before graduate school, he worked as a fixed income securities trader for J.P. Morgan Securities. Prior to joining Dodge & Cox in 1993, he worked in the Czech Republic as an advisor to a Czech investment fund. Mr. Dugan is a shareholder of the firm and holds the CFA designation.

Dana M. Emery, Executive Vice President and Manager of the Fixed Income Department – Ms. Emery received her B.A. degree from Stanford University in 1983. She joined Dodge & Cox in 1983. Ms. Emery is the Vice President and a Trustee of the Dodge & Cox Funds. She is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Peter C. Lambert, Vice President – Mr. Lambert received his B.A. from the University of California, Santa Cruz in 1976 and his M.B.A. from the Graduate School of Management at U.C.L.A. in 1985. Mr. Lambert worked for Western Asset Management Co. for three years before joining Dodge & Cox in 1988. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl, Chief Investment Officer and Director of Credit Research – Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA designation.

Kent E. Radspinner, Vice President – Mr. Radspinner received his B.S. degree from the University of Minnesota in 1988 and his M.P.P.M. from the Yale School of Management in 1996. Between degrees, he served in the U.S. Navy. He joined Dodge & Cox in 1996. He is a shareholder of the firm and holds the CFA designation.

Larissa K. Roesch, Vice President – Ms. Roesch received her A.B. degree in music and mathematics from Dartmouth College in 1988 (cum laude). She received her M.B.A. from the Haas School of Business at University of California, Berkeley in 1997. Prior to graduate school, she worked for seven years in the performing arts industry. She joined Dodge & Cox in 1997. She is a shareholder of the firm and holds the CFA designation.

Robert B. Thompson, Vice President – Mr. Thompson received his B.A. degree from Stanford University in 1971 and his M.B.A. from the Stanford Graduate School of Business in 1977. Between degrees he served in the U.S. Navy. From 1977 through 1990 he worked in the fixed income department of three major securities firms. From 1990 until June of 1992 he was a principal of a small investment management firm. He joined Dodge & Cox in 1992. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

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